

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4720

March 16, 2017

Via Email
Riaz Ahmed
Group Head and Chief Financial Officer
The Toronto-Dominion Bank
c/o General Counsel's Office
P.O. Box 1
Toronto-Dominion Centre
Toronto, Ontario M5K 1A2

> **Re:** **The Toronto-Dominion Bank**
> **Form 40-F for Fiscal Year Ended October 31, 2016**
> **Filed December 1, 2016**
> **File No. 001-14446**

Dear Mr. Ahmed:

We have reviewed your filings and have the following comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 40-F for the Year Ended October 31, 2016

Notes to Consolidated Financial Statements

Note 26: Income Taxes, page 70

1. You disclose a tax rate differential in international operations of negative 4.1% in 2016, negative 6.1% in 2015 and negative 5.4% in 2014. Please tell us the foreign countries and the tax rate differential amounts and percentages that account for the negative tax rate differential in your international operations. Please also tell us the foreign countries that you allocated the $CAD 1.7 billion in revenues and $CAD 1.0 billion in income before tax to Other International operations in your segment footnote.

Note 30: Segmented Information, page 77

2. You include the provision for the allowance for incurred but not identified losses related to the Canadian Retail and Wholesale Banking loan portfolios in the Corporate segment. Please tell us why this provision is not included in the Canadian Retail and Wholesale Banking segments. Refer to paragraphs 20-23 of IFRS 8.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Dave Irving at (202) 551-3321 or me at (202) 551-3752 if you have questions.

Sincerely,

/s/ Gus Rodriguez

Gus Rodriguez
Accounting Branch Chief
Office of Financial Services